## Contact

www.linkedin.com/in/alan-burke-37640b151 (LinkedIn)

## Top Skills

Project Planning
Quality Management
Management

# Alan Burke

Director, Warfighter and International Integration, Missile Defense Agency, Chief Architect
Arlington, Virginia, United States

## Experience

### Missile Defense Agency

Director, Warfighter and International Integration
December 2021 - Present (3 years 5 months)
Fort Belvoir, Virginia, United States

### United States Department of Defense

DoD Chair, Interagency Aviation Cyber Initiative Task Force
July 2018 - December 2021 (3 years 6 months)
Washington D.C. Metro Area

### United States Air Force

Assoc Deputy Director, Air Force Cyber Ops & Warfighter Communications
July 2018 - December 2021 (3 years 6 months)
Pentagon

## Education

### Harvard University

Senior Executive Fellows Program · (June 2021)

### College of Information and Cyberspace, National Defense University

Master of Science - MS, Government Information Leadership, Cyberspace Policy and National Security · (2017 - 2018)

### USAF Air War College

· (2006)

### USAF Air Command and Staff College

· (1998)

### University of Missouri-Columbia

Master of Business Administration - MBA, Management · (1987)